SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Announces its Capital Increase

Rio de Janeiro, September 29, 2006 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the holding company of TIM Celular S.A. and TIM Nordeste S.A., announces its capital increase (not registered in US market).

The Company’s General Shareholders’ meeting held on September 29, 2006 approved the capital increase of the Company in the amount of R$ 50,450,121.48 (fifty million four hundred fifty thousand one hundred twenty one Reais and forty eight cents), which corresponds to the amount of the fiscal benefit accrued by the companies controlled by TIM Participações S.A. in the fiscal year of 2005. Such fiscal benefit results from the amortization of the goodwill by the controlled companies, said goodwill incorporated by the controlled companies in year 2000. In accordance with the CVM Ruling 319/99 and the Agreements of Merger and Spin-Off dealing with the matter in reference, such amount will be used for paying a capital increase in the controlled companies, subsequent to a capital increase in the Company subscribed by TIM Brasil Serviços e Participações S.A., beneficiary and holder of said amount. The terms of the capital increase are as follows:

a) shares to be issued: the capital increase will be made with the issuance of 2,427,042,369 (two billion four hundred twenty seven million forty two thousand three hundred sixty nine) common shares and 4,698,352,944 (four billion six hundred ninety eight million three hundred fifty two thousand nine hundred forty four) preferred shares;
b) share price: the share price will be R$ 8.92 (eight Reais and ninety two cents) for each lot of 1,000 common shares and R$ 6.13 (six Reais and thirteen cents) for each lot of 1,000 preferred shares. Such price corresponds to the average price of the Company’s shares at the São Paulo Stock Exchange at the 10 trading days prior to September 29, 2006;
c) minority shareholders’ preemptive rights term: Starting on October 03, 2006 and ending on November 03, 2006 (30 days, pursuant to the provisions of §4th of Article 171 of Brazilian Law 6,404/76);
d) dividends: the newly issued shares will be entitled to full dividend rights regarding the fiscal year of 2006;
e) preemptive right ratio: shareholders of common shares shall apply a 0,003067867 factor per share when subscribing common shares, and shareholders of preferred shares shall apply the same factor when subscribing preferred shares;
f) terms of payment: Cash on subscription;
g) the present capital increase is definitive and does not depend on the homologation by a new Shareholders’ Meeting.
In addition, the Company’s General Shareholders’ meeting also approved the capital increase in the amount of R$ 6,400,741.87 (six million four hundred thousand seven hundred forty one Reais and eighty seven cents), in accordance with §1st of Article 169 of Brazilian Law 6,404/76. Such capital increase will benefit all the Company’s shareholders and will be made without the issuance of new shares.

In light of the capital increases specified above, it was approved the amendment to Article 5th of the Company’s By-Laws, which shall read hereafter as follows: “Art. 5th – The paid-in capital is R$7,512,709,900.16 represented by 2,329,714,859,566 shares, of which 793,544,276,988 common shares and 1,536,170,582,578 preferred shares, all of them registered and without par value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 29, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer